FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2020

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date 1 May 2020

EXHIBIT INDEX

EXHIBIT NUMBER
EXHIBIT DESCRIPTION
99
              Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	1 April 2020	entitled	Completion of Horlicks acquisition from GSK
Exhibit	99.2	Stock Exchange announcement dated	9 April 2020	entitled	Director/PDMR Shareholding
Exhibit	99.3	Stock Exchange announcement dated	27 April 2020	entitled	Listing Rule 9.2.6E statement
Exhibit	99.4	Stock Exchange announcement dated	29 April 2020	entitled	Director/PDMR Shareholding
Exhibit	99.5	Stock Exchange announcement dated	30 April 2020	entitled	Membership of Board Committees

Exhibit 99.1:

RNS Number : 4372I
Unilever PLC
1 April 2020
                                                                                     Unilever announces completion of Horlicks acquisition from GSK

London/Rotterdam 1st April 2020:  Unilever today announced that Hindustan Unilever Limited (HUL), India's largest fast-moving consumer goods company and Unilever's listed subsidiary in India, has successfully completed the merger of GlaxoSmithKline Consumer Healthcare Limited (GSKCH) with HUL.

HUL announced the merger of GlaxoSmithKline Consumer Healthcare Ltd with HUL on 3rd December 2018, in line with the company's strategy to evolve the Foods and Refreshment portfolio into higher growth segments, subject to obtaining necessary approvals. All approvals have now been secured. As previously indicated, following completion of the transaction, Unilever's holding in HUL will be diluted from 67.2% to 61.9%.

Unilever has also completed the related acquisition of Horlicks brands rights and other Consumer Healthcare nutrition assets from GSK in other predominantly Asian markets. Bangladesh closing is expected to follow later this quarter, subject to local procedures.

Contact

Media: Clare Cavana
Clare.Cavana@Unilever.com
+44 (0) 782 708 5145

Investors: Clio Adam
Investor.Relations@Unilever.com
+44 (0)20 7822 6830

About Unilever

Unilever is one of the world's leading suppliers of Beauty & Personal Care, Home Care, and Foods & Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 155,000 employees and generated sales of €52 billion in 2019. Over half of the company's footprint is in developing and emerging markets. Unilever has around 400 brands found in homes all over the world, including Dove, Knorr, Dirt Is Good, Rexona, Hellmann's, Lipton, Wall's, Lux, Magnum, Axe, Sunsilk and Surf.

Unilever's Sustainable Living Plan (USLP) underpins the company's strategy and commits to:

● Helping more than a billion people take action to improve their health and well-being by 2020.

● Halving the environmental impact of our products by 2030.

● Enhancing the livelihoods of millions of people by 2020.

The USLP creates value by driving growth and trust, eliminating costs and reducing risks. The company's sustainable living brands are growing 69% faster than the rest of the business and delivered 75% of the company's growth in 2018.

Since 2010 we have been taking action through the Unilever Sustainable Living Plan to help more than a billion people improve their health and well-being, halve our environmental footprint and enhance the livelihoods of millions of people as we grow our business. We have already made significant progress and continue to expand our ambition - most recently committing to ensure 100% of our plastic packaging is fully reusable, recyclable or compostable by 2025. While there is still more to do, we are proud to have been recognised in 2018 as sector leader in the Dow Jones Sustainability Index and as the top ranked company in the Globescan/SustainAbility Global Corporate Sustainability Leaders survey, for the eighth-consecutive year.

For more information about Unilever and its brands, please visit www.unilever.com.

For more information on the USLP: www.unilever.com/sustainable-living/

Cautionary Statement

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever's business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

Exhibit 99.2:

RNS Number : 3855J
Unilever PLC
9 April 2020

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.67	3
e)	Aggregated information - Volume - Total	3 £122.01
f)	Date of the transaction	2020-04-08
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 99.3:

RNS Number : 0367L
Unilever PLC
27 April 2020

Unilever PLC announces that, pursuant to UK Listing Rule 9.2.6E, a document describing the rights attaching to its listed equity shares has been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Safe Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current COVID-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

Exhibit 99.4:

RNS Number : 3855L
Unilever PLC
29 April 2020

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Fabian Garcia
2	Reason for the notification
a)	Position/status	President, North America (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts each representing 1 ordinary 3 1/9 pence share CUSIP904767704
b)	Nature of the transaction	Transition award of conditional Unilever PLC ADRs with a potential maximum vesting level of 200%; the transition award will vest in 4 equal tranches.
c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	43,539
e)	Aggregated information - Volume - Total	43,539 $0.00
f)	Date of the transaction	2020-04-24
g)	Place of the transaction	New York Stock Exchange - XNYS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sunny Jain
2	Reason for the notification
a)	Position/status	President, Beauty & Personal Care (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts each representing 1 ordinary 3 1/9 pence share CUSIP904767704
b)	Nature of the transaction
1. 8,528 shares acquired as part of investment of annual bonus (investment shares) under the Management Co-Investment Plan 2010 (MCIP) operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix;
2. 17,056 shares is the total maximum grant of 200% (initial grant 8,528) which is a conditional grant of matching shares under the MCIP operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix. ULE members receive a corresponding number of performance-related shares (matching shares) under the MCIP. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$51.58	8,528
		$0.00	8,528
e)	Aggregated information - Volume - Total	17,056 $439,874.24
f)	Date of the transaction	2020-04-24
g)	Place of the transaction	New York Stock Exchange - XNYS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sanjiv Mehta
2	Reason for the notification
a)	Position/status	President, South Asia (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
1. 4,604 shares acquired as part of investment of annual bonus (investment shares) under the Management Co-Investment Plan 2010 (MCIP) operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix;
2. 9,208 shares is the total maximum grant of 200% (initial grant 4,604) which is a conditional grant of matching shares under the MCIP operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix. ULE members receive a corresponding number of performance-related shares (matching shares) under the MCIP. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.92	4,604
		£0.00	4,604
e)	Aggregated information - Volume - Total	9,208 £188,395.68
f)	Date of the transaction	2020-04-24
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
1. 4,310 PLC shares acquired as part of investment of annual bonus (investment shares) under the Management Co-Investment Plan 2010 (MCIP) operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix; This ULE member acquired PLC shares in a 50/50 mix;
2. 8,620 shares is the total maximum grant of 200% (initial grant 4,310) which is a conditional grant of matching shares under the MCIP operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix. ULE members receive a corresponding number of performance-related shares (matching shares) under the MCIP. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.92	4,310
		£0.00	4,310
e)	Aggregated information - Volume - Total	8,620 £176,365.20
f)	Date of the transaction	2020-04-24
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Director (CFO, a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
1. 15,863 PLC shares acquired as part of investment of annual bonus (investment shares) under the Management Co-Investment Plan 2010 (MCIP) operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix; This ULE member chose to receive PLC shares only;
2. 31,726 shares is the total maximum grant of 200% (initial grant 15,863) which is a conditional grant of matching shares under the MCIP operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix. ULE members receive a corresponding number of performance-related shares (matching shares) under the MCIP. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.92	15,863
		£0.00	15,863
e)	Aggregated information - Volume - Total	31,726 £649,113.96
f)	Date of the transaction	2020-04-24
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Slater
2	Reason for the notification
a)	Position/status	Chief R&D Officer (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
1. 8,051 PLC shares acquired as part of investment of annual bonus (investment shares) under the Management Co-Investment Plan 2010 (MCIP) operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix; This ULE member chose to receive PLC shares only.
2. 16,102 shares is the total maximum grant of 200% (initial grant 8,051) which is a conditional grant of matching shares under the MCIP operated under the Unilever Share Plan 2017. ULE members are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix. ULE members receive a corresponding number of performance-related shares (matching shares) under the MCIP. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		40.92	8,051
		£0.00	8,051
e)	Aggregated information - Volume - Total	16,102 £329,446.92
f)	Date of the transaction	2020-04-24
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 99.5:

RNS Number : 5006L
Unilever PLC
30 April 2020

Notification of changes to membership of Board Committees

Rotterdam/London, 30 April 2020 - Unilever today announced that following the 2020 AGMs the membership of the Board Committees will be as follows:

Audit Committee:

John Rishton (Chair), Judith Hartmann, Susan Kilsby

Compensation Committee:

Vittorio Colao (Chair), Nils Andersen, Laura Cha, Andrea Jung

Corporate Responsibility Committee:

Strive Masiyiwa (Chair), Youngme Moon, Feike Sijbesma

Nominating and Corporate Governance Committee:

Nils Andersen (Chair), Laura Cha, Andrea Jung, Feike Sijbesma

ENQUIRIES

Media:
UK +44 20 7822 5354     Press-Office.London@unilever.com
NL +31 10 2174844        Mediarelations.Rotterdam@unilever.com

Investors: Investor Relations Team
+44 20 7822 6830           Investor.Relations@unilever.com

-ends-

SAFE HARBOUR

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current COVID-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.